UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

ADOPTION OF AND AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company, a Maryland corporation (the “Registrant”), hereby notifies the U.S. Securities and Exchange Commission that it is adopting as its own the registration of Helios High Yield Fund, a Massachusetts business trust (the “Predecessor Registrant”), under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, effective immediately prior to the closing of a reorganization transaction between the Predecessor Registrant and the Registrant. In connection with such amended notification of registration, the Registrant submits the following information:

Name:           Brookfield High Income Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

Telephone Number (including area code): (800) 282-0429

Name and address of agent for service of process:

Kim G. Redding

Brookfield High Income Fund Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

With copies of Notices and Communications to:

Michael R. Rosella, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☐          NO ☒

Item 1. Exact name of Registrant.

Brookfield High Income Fund Inc.

Item 2. Name of state under the laws of which Registrant was organized or created and the date of such organization or creation.

The Registrant is a Maryland corporation. The Registrant filed Articles of Incorporation with the State Department of Assessments & Taxation of the State of Maryland on November 22, 2013.

Item 3. Form of organization of Registrant.

Maryland corporation.

Item 4. Classification of Registrant.

Management company.

Item 5.

(a) The Registrant is a closed-end management company.

(b) The Registrant is registered as a “diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6. Name and address of each investment adviser of Registrant.

Brookfield Investment Management Inc.

Brookfield Place, 250 Vesey Street

New York, New York 10281-1023

Item 7. Name and address of each officer and director of the Registrant.

Name and Address	Position with the Registrant
Stuart A. McFarland c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Director
Edward A. Kuczmarski c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Director
Rodman L. Drake c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Director
Heather Goldman c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Director
Louis P. Salvatore c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Director
Kim G. Redding c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Director; President
Dana Erikson c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Vice President
Richard Cryan c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Vice President
Mark Shipley c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Vice President
Angela Ghantous c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Treasurer
Jonathan C. Tyras c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Secretary

Seth Gelman c/o Brookfield Place, 250 Vesey Street New York, New York 10281-1023	Chief Compliance Officer

Item 8. Not applicable.

Item 9.

(a) State whether Registrant is currently issuing and offering its securities directly to the public (yes or no).

No. Registrant is not currently issuing and offering its securities directly to the public.

(b) If Registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether Registrant presently proposes to make a public offering of its securities (yes or no).

No. Registrant does not intend to make a public offering at an undetermined time in the future.

(d) State whether Registrant has any securities currently issued and outstanding (yes or no).

No. Registrant does not currently have any outstanding and issued securities.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of Registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of Registrant’s outstanding voting securities.

Not applicable.

Item 10. The current value of Registrant’s total assets is $0.

Item 11. The Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12. Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of New York and the state of New York on the 27th day of February, 2014.

Brookfield High Income Fund Inc.

By:	/s/ Kim G. Redding
Name:	Kim G. Redding
Title:	President

Attest:	/s/ Jonathan C. Tyras
Jonathan C. Tyras
Secretary